

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2021

Serena Wolfe
Chief Financial Officer
Annaly Capital Management, Inc.
1211 Avenue of the Americas
New York, NY 10036

> Re: **Annaly Capital Management, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2020**
> **Filed February 19, 2021**
> **File No. 001-13447**

Dear Ms. Wolfe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Environment and COVID-19, page 57

1. We note your disclosure of economic return. Please tell us and clarify in your filing how this measure is derived. Within your response, please provide a reconciliation of how you calculated this measure.

Results of Operations, page 58

2. We note your presentation of economic leverage at period-end and capital ratio. Please tell us if you determined these measures are non-GAAP measures and tell us how you made that determination. To the extent you determined that these measures are non-GAAP measures, please include disclosures required by Item 10(e) of Regulation S-K in future filings.

Non-GAAP Financial Measures , page 59

3.   We note your disclosure of core earnings (excluding PAA), core earnings (excluding PPA) per common share, and annualized core return on average equity (excluding PPA). These non-GAAP measures include adjustments for various realized and unrealized gains (losses) and loan loss provision. In light of these adjustments, please tell us how you determined it was appropriate to title these measures as core earnings and core return. Further, our understanding is that these measures are commonly used by mortgage REITs as an indicator of dividend paying ability. Please tell us if these measures are used by the registrant's management as an indicator of the registrant's dividend paying ability. If so, please revise your filing to disclose that purpose.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction